Exhibit 1

SUPERCOM LTD
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2024
(Unaudited)

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2024

(Unaudited)

IN U.S. DOLLARS

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2024	December 31, 2023
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	5,747	5,206
Restricted bank deposits	347	371
Trade receivable, net	16,524	13,357
Other accounts receivable and prepaid expenses	1,780	1,742
Inventories, net (Note 3)	2,782	2,503
Patents	5,283	5,283
Total current assets	32,463	28,462

LONG-TERM ASSETS
Severance pay funds	-	-
Deferred tax long term	919	501
Property and equipment, net	2,889	2,701
Other Intangible assets, net (Note 4)	5,251	5,576
Goodwill	7,026	7,026
Operating lease right-of-use asset	1,025	487
Total non-current assets	17,110	16,291

TOTAL ASSETS	49,573	44,753

CURRENT LIABILITIES
Trade payables	2,345	1,883
Employees and payroll accruals	1,121	1,015
Related parties	-	100
Accrued expenses and other liabilities	517	485
Deferred revenue	695	726
Short-term loan and other	1,690	1,194
Total current liabilities	6,368	5,403

LONG-TERM LIABILITIES
Long-term loan	29,181	33,952
Deferred revenue	49	305
Deferred tax liability LT	170	170
Accrued severance pay	-	-
Operating lease liabilities	-	108
Total non-current liabilities	29,400	34,535

SHAREHOLDERS' EQUITY:
Ordinary shares	21,970	9,094
Additional paid-in capital	95,822	102,670
Accumulated deficit	(103,985)	(106,948)
Total shareholders' equity	13,807	4,816

Total Liabilities and Shareholders' Equity	49,575	44,754

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2024	2023
	Unaudited	Unaudited
REVENUES	14,397	14,124

COST OF REVENUES	6,867	10,276

GROSS PROFIT	7,530	3,848

OPERATING EXPENSES
Research and development, net	1,900	1,662
Sales and marketing	1,210	1,128
General and administration	2,748	2,374
	570	405
Total operating expenses	6,428	5,569

OPERATING (LOSS) INCOME	1,102	(1,721)

FINANCIAL EXPENSES (INCOME), NET	1,443	(869)

LOSS BEFORE INCOME TAX	2,545	(2,590)

INCOME TAX BENEFIT	418	-

NET LOSS FOR THE PERIOD	2,963	(2,590)

NET LOSS PER SHARE

Basic	2.26	(10.66)

Diluted	1.19	(10.66)

Weighted average number of ordinary shares used in computing basic net loss per share	1,311,924	242,946

Weighted average number of ordinary shares used in computing diluted net loss per share	2,483,714	242,946

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2022	210,316	3,057	103,000	(102,926)	3,131
Changes during the six months ended June 30, 2023 (unaudited):
Net loss	-	-	-	(2,590)	(2,590)
Exercise of options and debt conversion	22,027	301	424	-	725
Share Issuance	46,410	1,552	649	-	2,201

Balance as of June 30, 2023 (unaudited)	278,753	4,910	104,073	(105,516)	3,467

Balance as of December 31, 2023	664,552	9,094	102,670	(106,948)	4,816
Changes during the six months ended June 30, 2023 (unaudited):
Net loss	-	-	-	2,963	2,963
Exercise of options and debt conversion	901,086	7,415	(4,140)	-	3,275
Share Issuance	405,808	5,460	(2,707)	-	2,753

Balance as of June 30, 2024 (unaudited):	1,971,446	21,970	95,822	(103,985)	13,807

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)

	Six months ended June 30
	2024	2023
	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	2,963	(2,590)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,477	1,306
Increase in trade receivables, net	(3,167)	(1,579)
Increase in other accounts receivable and prepaid expenses	(38)	(114)
Increase (decrease) in inventories, net	(279)	352
Increase(decrease) in trade payables	462	(793)
Decrease (increase) in deferred tax	(418)	-
Increase (Decrease) in employees and payroll accruals	106	(264)
Increase (decrease) in accrued severance pay	-	23
Increase(decrease) in long-term loan and other debt	(1,643)	809
Increase (decrease) in accrued expenses and other liabilities	(413)	(559)
Net cash used in operating activities	(949)	(3,409)

Cash flows from investing activities:
Purchase of property and equipment	(611)	(1,041)
Decrease (Increase) in severance pay fund	-	(25)
Capitalization of software development costs	(574)	(684)
Net cash provided by (used in) investing activities	(1,185)	(1,750)

Cash flows from financing activities:
Issuance of share capital, net of issuance costs	2,753	2,201
Long-term debt, net	-	-
Related parties	(100)	(26)
Net cash provided by (used in) financing activities	2,653	2,175

Increase (decrease) in cash, cash equivalents and restricted cash	519	(2,984)
Cash, cash equivalents and restricted cash at the beginning of the year	5,577	4,505

Cash, cash equivalents and restricted cash at the end of the period	6,096	1,521

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  GENERAL

a.
SuperCom Ltd. (the “Company”) is an Israeli resident company organized in 1988 in Israel. On January 24, 2013, the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of e-GOV, IoT, Communication and Cyber Security solutions to governments and organizations, both private and public, throughout the world; (i) IoT products and solutions reliably identify, track and monitor people or objects in real-time, enabling customers to detect unauthorized movement of people, vehicles and other monitored objects. The Company provides an all-in-one field-proven PureSecurity suite, accompanied by services specifically tailored to meet the requirements of an IoT customer; (ii) Proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance, and border control services, the Company have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors, and Lands; (iii) Solutions for carrier wi-fi, enterprise connectivity as well as its legacy backhaul services and products; (iv) Cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control, The Company maps sensitive information and controls data flow through email, web, external devices, and additional channels.

b.	Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of six months ended June 30, 2024, the Company had an accumulated deficit of $103,985 and net cash used in operating activities of $949, compared to $3,409 for six months ended June 30, 2023.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of June 30, 2024, the Company had cash, cash equivalent, and restricted cash of $6,096 and positive working capital of $26,095

Additionally, the Company secured financing of $20,000 during 2018, of which $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes aggregate gross proceeds of $12,000 of subordinated debt.

On March 1, 2022, the Company raised $4.65 million in a registered direct offering with a single accredited institutional investor of an aggregate of 156,500 of its ordinary shares, and 220,079 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00020 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 282,434 or ordinary shares at an exercise price of $14.00 per share.

On July 27, 2022, the Company raised $1.74 million in a cash exercise of Company’s private warrants, as amended, of 282,434 of its ordinary shares at exercise price of $6.16, and concurrent private placement to the accredited institutional investor of the Company’s private warrants to purchase an aggregate of 282,434 or ordinary shares at an exercise price of $6.4 per share.

On March 31, 2023, the Company raised $2.4 million in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 24,250 of its ordinary shares, and 51,631 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 75,881 of its ordinary shares at an exercise price of $33.2 per share.

On August 3, 2023, the Company raised $2.75 million in a registered offering with a single accredited institutional investor through the sale of an aggregate of 33,050 of its ordinary shares, and 128,715 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent issuance to such Purchaser of the Company’s warrants to purchase an aggregate of 161,765 of its ordinary shares at an exercise price of $17 per share.

On November 15, 2023, the Company raised approximately $2.0 million in gross proceeds in a warrant exercise and reload with a single accredited institutional investor through warrant exercise of 54,050 warrant to ordinary shares, and warrant exercise of 183,596 warrant to pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent warrant reload to such Purchaser of the Company’s private warrants to purchase an aggregate of 475,291 of its ordinary shares at an exercise price of $10 per share.

On April 19, 2024, the Company raised approximately $2.9 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 143,694 of its ordinary shares, and 262,114 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 450,808 of its ordinary shares at an exercise price of $7.6 per share

To date, the Company has used the proceeds from the secured financing, subordinated debt, and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes, and (iii) for working capital needs for multiple new government customer contracts with significant positive cash flow.

Furthermore, the available $6 million secured credit facility from Fortress Investment Group may provide the Company with additional access to capital if needed.

The Company believes that based on the above-mentioned secured financings, management’s plans, significant cost savings, and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

NOTE 1:  GENERAL (Cont.)

c.	Senior Secured Credit Facility

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments. The majority of the principal to be paid via a bullet payment at the maturity date, which the company expects to be amended to December 2028.

The Credit Facility is subject to an original issue discount equal to 2.5% of any drawn amounts, and amounts repaid cannot be re-borrowed. At maturity, an end-of-term fee of 2.25% to 4.5% is owed by the Company for any amounts drawn. In connection with securing the Credit Facility, the Company incurred legal and due diligence fees, which are recorded together with the original issue discount and end-of-term fee, and amortized into interest expense over the life of the Credit Facility.

In connection with the Credit Facility, the Investor received 1,250 warrants initially and an additional 3,750 warrants for amendments (the “Credit Facility Warrants”) and purchased 5,335 unregistered common shares at a share price of $37.4 from the Company at a total of $200. The Credit Facility Warrants mature 7 years from the date of issuance, were set to be issued at a strike price at a premium to the then current market price.

In 2021, the Company secured through the issuance of subordinated notes, gross proceeds of $12,000. For the consideration of $12,000 in gross proceeds, SuperCom issued to a certain institutional investor in February 2021 and June 2021, two-year unsecured, subordinated promissory notes in the amounts of $7,000 and $5,000, respectively, both with similar structures and terms. Given the subordination agreement between the senior secured loan investor, the subordinated debt investor and the Company, the subordinated investor may request that the balance of the subordinated debt be paid only after the senior secured Fortress debt is paid in full. The notes have a 5% annual coupon and a built-in increase to the balance of the notes by 5% every 6 months for the first 24 months, for any portion of the notes which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of either note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of either note using its ordinary shares, subject to certain conditions being met.

During 2024, 2023, 2022 and 2021 the Company converted $ 5,535, $500, $211 and $7,601, respectively, of the remaining principal and accrued interest of subordinated notes into the Company’s ordinary shares.

As of June 30, 2024, the outstanding principal, including accrued interest, of the Credit Facility and the aggregate balance for these Subordinated Debt was $29,181.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

NOTE 2:  UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2024 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2023.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made, and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2023, and the accompanying notes. There have been no changes in the significant accounting policies from those disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2023 included in the 2023 Form 20-F/A.

NOTE 3:  INVENTORIES, NET

	June 30, 2024	December 31, 2023
	$	$
Raw materials, parts and supplies	1,672	1,380
Finished products	1,110	1,123

	2,782	2,503

As of June 30, 2024 and December 31, 2023, inventory is presented net of write-offs for slow inventory in the amount of approximately $2,227 and $2,215, respectively.

NOTE 4:  OTHER INTANGIBLE ASSETS, NET

	June 30, 2024	December 31, 2023
	$	$
Customer relationship & Other	155	532
IP & Technology	1,591	1,878
Capitalized software development costs	3,505	3,094

	5,251	5,504

NOTE 5:  COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

We are party to legal proceedings in the normal course of our business. There are no material pending legal proceedings to which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us cannot be accurately predicted, we do not believe that any of the claims and lawsuits, will have a material adverse effect on our business, financial condition, results of operations or cash flows for any quarterly or annual period.